UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549


                     SCHEDULE 13G

       Under the Securities Exchange Act of 1934

                  (Amendment No. 3)*


              ARI Network Services, Inc.
                   (Name of Issuer)

             Common Stock $.001 par value
            (Title of Class of Securities)

                      001930-10-6
                    (CUSIP Number)


Check the following box if a fee is being paid with
this statement [   ].  (A fee is not required only if
the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

       1   NAME OF REPORTING PERSON SS. or I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON

            Quaestus Limited Partnership

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP *

                                                 (a)  [   ]
            Not Applicable                       (b)  [   ]

       3   SEC USE ONLY


       4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Wisconsin


                      5 SOLE VOTING POWER

    NUMBER OF              2,302,284 shares of Common Stock
     SHARES
  BENEFICIALLY        6 SHARED VOTING POWER
    OWNED BY
      EACH                 None
    REPORTING
     PERSON           7 SOLE DISPOSITIVE POWER
      WITH
                           2,302,284 shares of Common Stock

                      8 SHARED DISPOSITIVE POWER

                           None


       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

            2,302,284 shares of Common Stock

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (9) EXCLUDES CERTAIN SHARES*

            Not Applicable

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW 9

            15.5%

       12  TYPE OF REPORTING PERSON*

            PN

       1   NAME OF REPORTING PERSON SS. or I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON

            RPI Holdings, Inc.

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP *

                                             (a)  [   ]
            Not Applicable                   (b)  [   ]

       3   SEC USE ONLY

       4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Wisconsin

                   5 SOLE VOTING POWER

                        2,302,284 shares of Common Stock, indirectly
                        through Quaestus Limited Partnership.
NUMBER OF
    SHARES
BENEFICIALLY       6 SHARED VOTING POWER
  OWNED BY
      EACH              None
 REPORTING
    PERSON         7 SOLE DISPOSITIVE POWER
      WITH
                        2,302,284 shares of Common Stock, indirectly through Quaestus Limited Partnership.

                   8 SHARED DISPOSITIVE POWER

                        None

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

            2,302,284 shares of Common Stock,
            indirectly through Quaestus Limited Partnership.

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (9) EXCLUDES CERTAIN SHARES*

            Not Applicable

       11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW 9

            15.5%

       12 TYPE OF REPORTING PERSON*

             CO

       1     NAME OF REPORTING PERSON SS. or I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON

            Richard W. Weening

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP *

                                                    (a)  [   ]
            Not Applicable                          (b)  [   ]

       3   SEC USE ONLY


       4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Wisconsin


                   5 SOLE VOTING POWER

                         2,375,659 shares of Common Stock, including the shares owned by Quaestus Limited Partnership.
NUMBER OF
    SHARES
BENEFICIALLY       6 SHARED VOTING POWER
  OWNED BY
      EACH              500 shares of Common Stock, indirectly through Spouse.
 REPORTING
    PERSON         7 SOLE DISPOSITIVE POWER
      WITH
                        2,375,659 shares of Common Stock, including the shares owned by Quaestus Limited Partnership.

                   8 SHARED DISPOSITIVE POWER

                        500 shares of Common Stock, indirectly through Spouse.

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

            2,376,159 shares of Common Stock,
            including the shares owned by Quaestus
            Limited Partnership and by Spouse.

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (9) EXCLUDES CERTAIN SHARES*

            Not Applicable

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW 9

            15.9%

       12  TYPE OF REPORTING PERSON*

            IN

Item 1(a).  Name of Issuer.

     ARI Network Services, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

     330 East Kilbourn Avenue
     Milwaukee, WI  53202

Item 2(a).  Name of Person Filling.

     (i)    QUAESTUS Limited Partnership ("QLP")
     (ii)   RPI Holdings, Inc. ("RPI")
     (iii)  Richard W. Weening ("RWW")

Item 2(b).  Address of Principal Business Office.

     (i)   QLP: 330 East Kilbourn Avenue
                Milwaukee, WI  53202
     (ii)  RPI: 330 East Kilbourn Avenue
                Milwaukee, WI  53202
     (iii) RWW: 330 East Kilbourn Avenue
                Milwaukee, WI  53202

Item 2(c).  Citizenship.

     (i)   QLP: Wisconsin
     (ii)  RPI: Wisconsin
     (iii) RWW: Wisconsin

Item 2(d).  Title and Class of Securities.

     Common Stock $.001 par value

Item 2(e).  CUSIP Number.

     001930 10 6

Item 3.  Identification.

     Not Applicable

Item 4(a).  Amount Beneficially Owned.

               (i)   QLP: 2,302,284 shares of Common
               Stock, including a warrant to purchase
               60,625 shares of Common Stock.

               (ii)  RPI: 2,302,284 shares of Common
               Stock, including a warrant to purchase
               60,625 shares of Common Stock,
               indirectly through QUAESTUS Limited
               Partnership.

               (iii) RWW: 2,376,159 shares of
               Common Stock, including warrants to
               purchase 121,250 shares of Common Stock.
               RWW's shares include 2,302,284 shares
               and a warrant owned by QUAESTUS Limited
               Partnership; 500 shares of Common Stock
               owned by Spouse; 5,000 shares owned by
               Tenancy in Common with a third party;
               7,750 shares owned individually; and a
               warrant to purchase 60,625 shares of
               Common Stock owned directly.

     QLP is a Wisconsin limited partnership. RPI, a Wisconsin corporation, is the managing general partner of QLP. RWW is the president and a shareholder of RPI.

Item 4(b).  Percent of Class.

     (i)   QLP: 15.5%
     (ii)  RPI: 15.5%
     (iii) RWW: 15.9%

Item 4(c).  Number of shares as to which each person has:

     A.   Sole power to vote or to direct the vote:

                         (i)  QLP: 2,302,284 shares of
                    Common Stock, including a warrant
                    to purchase 60,625 shares of Common
                    Stock.

                         (ii)  RPI: 2,302,284 shares of
                    Common Stock, including a warrant
                    to purchase 60,625 shares of Common
                    Stock, indirectly through QUAESTUS
                    Limited Partnership.

                         (iii) RWW: 2,375,659 shares
                    of Common Stock, including warrants
                    to purchase 121,250 shares of Common
                    Common Stock. RWW's shares include
                    2,302,284 shares and a warrant owned
                    by QUAESTUS Limited Partnership;
                    5,000 shares by Tenancy in Common with
                    a third  party; 7,750 shares owned
                    individually; and a warrant to
                    purchase 60,625 shares of Common
                    Stock owned directly.

      B.   Shared power to vote or to direct the vote:

                         (i)  RWW: 500 shares of Common
                    Stock indirectly through Spouse.

      C.   Sole power to dispose or to direct the disposition of:

                         (i) QLP: 2,302,284 shares of
                    Common Stock, including a warrant
                    to purchase 60,625 shares of Common
                    Stock.

                         (ii) RPI: 2,302,284 shares of
                    Common Stock, including a warrant
                    to purchase 60,625 shares of Common
                    Stock, indirectly through QUAESTUS
                    Limited Partnership.

                         (iii) RWW: 2,375,659 shares of
                    Common Stock, including warrants to
                    purchase 121,250 shares of Common Stock.
                    RWW's shares include 2,302,284 shares
                    and a warrant owned by QUAESTUS Limited
                    Partnership; 5,000 shares by Tenancy in
                    Common with a third party; 7,750 shares
                    held individually; and a warrant to
                    purchase 60,625 shares of Common
                    Stock owned directly.

      D.   Shared power to dispose or to direct the disposition of:

                         (i)  RWW: 500 shares of Common
                    Stock indirectly through Spouse.

Item 5.  Ownership of Five Percent or Less of a Class.

                    Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another.

                    None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          None.

Item 8.  Identification and Classification of Members of the Group.

          None.

Item 9.  Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          Not Applicable.


                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 30, 1997             QUAESTUS LIMITED PARTNERSHIP

                                     By:  /s/ Richard W. Weening
                                     --------------------------
                                     Richard W. Weening
                                     President, RPI Holdings, Inc.
                                     the Managing General Partner



Dated: January 30, 1997              RPI HOLDINGS, INC.

                                     By:  /s/ Richard W. Weening
                                     ----------------------------
                                     Richard W. Weening, President


Dated:  January 30, 1997             By:  /s/ Richard W. Weening
                                     --------------------------
                                     Richard W. Weening

                 EXHIBIT A

              RULE 13d-1 (f)(1)


     The undersigned, on this 30th day of January, 1997 agree and consent to the joint filing on behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of ARI Network Services, Inc.


                                   QUAESTUS LIMITED PARTNERSHIP

                                   By:  /s/ Richard W. Weening
                                     -------------------------
                                     Richard W. Weening
                                     President, RPI Holdings, Inc.,
                                     the Managing General Partner



                                   RPI HOLDINGS, INC.

                                   By:  /s/ Richard W. Weening
                                     ----------------------------
                                     Richard W. Weening, President


                                   By:  /s/ Richard W. Weening
                                     -----------------------------
                                     Richard W. Weening